

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2014

Via E-mail
Mr. Robert C. Paul
Chief Executive Officer
Compuware Corporation
One Campus Martius
Detroit, Michigan 48226-5099

      Re: **Compuware Corporation**
              Form 10-K for the Fiscal Year Ended March 31, 2013
              Filed May 29, 2013
              File No. 000-20900

Dear Mr. Paul:

We have reviewed your filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion of Critical Accounting Policies and Estimates

Impairment of Goodwill and Other Intangible Assets, page 54

1.   We note your disclosure on page 55 that the fair value of each of your other reporting units was substantially in excess of their carrying value. Please tell us the percentage by which the mainframe reporting unit's fair value exceeded its carrying value as of March 31, 2013. In this regard, we note that your mainframe segment has seen significant declines in revenue and contribution margins in fiscal year 2013. Please tell us how these declines were considered in your goodwill analysis. We also note that the declines in revenue and contribution margin continued through fiscal 2014. Please tell us whether you believe that these declines put the mainframe segment at risk for impairment as of March 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407, or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief